July 22, 2005

Ms. Lori Anne Czepiel, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY  10019

      Re:	MCI, Inc.
      Revised preliminary proxy statement filed on Schedule 14A
      Filed on July 15, 2005 by Deephaven Capital Management LLC
		File No. 1-10415

Dear Ms. Czepiel:

      We have reviewed the above-referenced filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or compliance is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.


General

Background of the Decision to Oppose the Proposed Merger, page 1
1. Please revise to provide a description of the various contacts
and
arrangements between Deephaven and the other parties as included in
your response to prior comment 2.  Alternatively, advise us why you
believe such information is not material to MCI stockholders, keeping
in mind the requirements of Rule 14a-9(a).
2. We note your response to prior comments 5 and 13, however, we believe that you should provide disclosure in the forefront of your proxy statement briefly explaining your various investments in
Qwest
and Verizon and disclosing that your interests may differ from holders of MCI common stock generally. The cross-reference that you currently provide in footnote 1 is insufficient in this regard.
Also
disclose how you might profit from your various positions if MCI`s merger with Verizon is approved and if the merger is not approved.
3. We note your disclosure that "Deephaven believes that the last offer from Qwest provides an indication of the value for MCI
that...could be realized...."  As you disclose in the next
paragraph,
however, the process "resulted in lengthy negotiations and the submission of multiple and competing bids over a period of several months." Please briefly describe the basis for your belief that the last offer from Qwest provides an indication of the value that could be realized by MCI`s shareholders and qualify this statement, here and on page 8, by indicating that this value might only be achieved if another offer to purchase MCI arises. Also disclose that even if there is another offer in the event that the MCI shareholders vote against Verizon`s proposed transaction, there can be no assurance that the consideration would be greater than the consideration currently being offered to MCI`s shareholders.

Reasons to Vote Against the Proposed Merger, page 1
4. We note your disclosure on page 7 that "[f]or a more detailed analysis of the factors MCI`s board of directors considered in making its determinations...."  Please delete "more detailed" since the
"MCI`s Reasons for the Merger" section includes all of the material factors that the MCI board considered in making its determination to accept the Verizon proposal.
5. We note your response to prior comment 8; however, the disclosure you have included from the Qwest press release appears to imply that the MCI board breached its fiduciary duties in accepting the Verizon proposal. Your disclosure that "Deephaven has no knowledge of Qwest`s basis for its belief" does not insulate you from the applicability of Rule 14a-9. If you believe that the process was "skewed against Qwest," please add disclosure to describe Deephaven`s analysis of the process that led the MCI board to accept the Verizon proposal and why Deephaven believes the process was "skewed against
Qwest."

Consequences of the MCI-Verizon Merger not Being Completed, page 9
6. We note your revisions in response to prior comment 6, however, you should revise your materials to clearly indicate that a vote against the MCI -Verizon merger will result in MCI remaining as a stand-alone company. We note your indications elsewhere in your proxy materials that you are conducting your solicitation because you believe a greater "indication of value" for the MCI shares could be realized, however, you do not address the fact that if your proxy solicitation is successful and the MCI-Verizon merger is not approved, in addition to the consequences you have described here, shareholders will receive no consideration for their shares and will continue to hold interests in MCI as a stand-alone company.
Please
revise to prominently advise shareholders of this outcome.

Annex A
7. We note your revisions in response to prior comment 11 that Deephaven is a wholly owned subsidiary of Knight Capital Group, Inc.
In your response letter, please advise us why Knight Capital Group is not a "participant" in the solicitation within the meaning of Instruction 3 to Item 4 of Schedule 14A. Alternatively, revise to identify Knight Capital Group as a participant and provide all of the required information pursuant to Item 4 and 5 of Schedule 14A.

      Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may address questions concerning the above comments to Albert Pappas at (202) 551-3378. If you need additional assistance, you may contact Mara Ransom, Special Counsel, Office of Mergers and
Acquisitions at (202) 551-3264 or me at (202) 551-3810.


								Very truly yours,


								Michele Anderson
								Legal Branch Chief



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Ms. Lori Anne Czepiel, Esq.
July 22, 2005
Page 1